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16003921

SEC
Mail Processing
Section

FEB 29 2016

Washington DC
413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT *
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-50395

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DEMATTEO MONNESS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 THIRD AVENUE, 45th FLOOR
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ARTUR KURASIEWICZ 212.833.9928
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

709 WESTCHESTER AVE	WHITE PLAINS	NY	10604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ***William Monness***, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ***DEMATTEO MONNESS LLC***, as of ***DECEMBER 31ST, 2015***, are true and correct. I further swear (or affirm) that neither the company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

MICHAEL R. BLACKBURN
NOTARY PUBLIC
STATE OF NEW YORK
Nassau County
02BL6332495
COMMISSION EXPIRES NOVEMBER 2, 2019

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DEMATTEO MONNESS LLC AND SUBSIDIARY
(A Limited Liability Company)
DECEMBER 31, 2015

TABLE OF CONTENTS

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
DeMatteo Monness LLC and Subsidiary

We have audited the accompanying consolidated statement of financial condition of DeMatteo Monness LLC and Subsidiary as of December 31, 2015. This consolidated financial statement is the responsibility of DeMatteo Monness LLC and Subsidiary's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of DeMatteo Monness LLC and Subsidiary as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

White Plains, New York
February 24, 2016

CITRIN COOPERMAN & COMPANY, LLP
709 WESTCHESTER AVENUE WHITE PLAINS, NY 10604 | TEL 914.949.2990 | FAX 914.949.2910 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

DEMATTEO MONNESS LLC AND SUBSIDIARY
(A Limited Liability Company)
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Current assets:	
Cash and cash equivalents	$ 3,374,260
Receivable from clearing broker	900,823
Receivable from other brokers	75,391
Prepaid expenses and other current assets	157,299
Total current assets	4,507,773
Property and equipment, net	368,915
Other assets:	
Deposits	204,158
TOTAL ASSETS	$ 5,080,846

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Accrued expenses and other current liabilities	$ 632,776
Income taxes payable	30,000
Total current liabilities	662,776
Long-term liabilities:	
Deferred rent	66,884
Total liabilities	729,660
Commitments and contingencies (Notes 3 and 6)	
Members' equity	4,351,186
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 5,080,846

See accompanying notes to consolidated statement of financial condition.

DEMATTEO MONNESS LLC AND SUBSIDIARY
(A Limited Liability Company)
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

DeMatteo Monness, LLC ("DeMatteo Monness") was formed as a limited liability company on July 14, 1997, pursuant to an operating agreement that specifies that it will continue in existence until December 31, 2057, unless dissolved earlier in accordance with the operating agreement. DeMatteo Monness serves the investment community principally as a broker-dealer and clears its customers' transactions through an unaffiliated clearing broker on a fully-disclosed basis. DeMatteo Monness is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and does not provide securities brokerage services to the general public.

DeMatteo Monness (Shanghai) LLC ("Shanghai") was formed as a limited liability company on July 26, 2007, in order to transact business in China. Shanghai was established under Chinese law and regulations. Shanghai's principal asset is cash.

DeMatteo Monness and Shanghai are collectively referred to as the "Company."

Since the Company is a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in tort, contract, or otherwise, unless a member has signed a specific guarantee.

Basis of Presentation

The accompanying consolidated statement of financial condition includes the accounts of DeMatteo Monness and its wholly-owned subsidiary, Shanghai. All significant intercompany balance and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of a consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Revenue Recognition

The Company records commissions and consulting service revenue when the service has been rendered, the amount of the fee is known, and collection of the fee is reasonably assured.

Commissions

Commissions charged for executing customer transactions, and the related clearing expenses, are reported on a trade-date basis as security transactions occur.

Consulting Service Revenue

The Company also facilitates the delivery of research information to money managers and others in the financial services industry. Compensation for these services is determined by the recipient based on its good faith determination.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

The Company considers investments in debt securities with an original maturity date of three months or less to be cash equivalents. Shanghai's principal asset is cash, and the amount is not material at December 31, 2015.

Income Taxes

As a limited liability company, the Company is treated as a partnership for federal and state tax purposes, and accordingly, the Company's taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for federal or state income taxes has been included in the consolidated financial statements. The Company remains subject to the New York City unincorporated business tax, a provision for which has been included in the consolidated financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

The Company is no longer subject to examinations by taxing authorities for years before 2012.

Property and Equipment

Property and equipment are carried at cost. Amortization of leasehold improvements is provided over the shorter of the economic useful life of the improvement or the term of the lease. Capitalized software and website development costs are amortized over their estimated useful lives. Depreciation on the balance of the property and equipment is provided on the straight-line method over the estimated useful lives of the assets.

Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized.

Capitalized Software and Website Development Costs

Costs for software developed for internal use are accounted for in accordance with FASB ASC 350, *Intangibles – Goodwill and Other – Internal-use Software*. FASB ASC 350 requires the capitalization of certain costs incurred in connection with developing or obtaining internal-use software. In accordance with FASB ASC 350, capitalized costs for internal-use software are included in property and equipment in the consolidated statement of financial condition. The Company amortizes the costs of software obtained or developed for internal use over an estimated useful life of five years.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Capitalized Software and Website Development Costs (Continued)

Costs that are incurred in the preliminary project stage are expensed as incurred. Once the capitalization criteria of FASB ASC 350 have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software, payroll and payroll-related costs for employees who are directly associated with, and who devote time to, the internal-use computer software project (to the extent of their time spent is directly on the project), and interest costs incurred when developing computer software for internal use are capitalized.

Deferred Rent

The Company is obligated under operating leases for office space. Rental expense relating to operating leases is recognized on a straight-line basis over the lease term after consideration of lease incentives and scheduled rent escalations beginning as of the date the Company takes physical possession or control of the property. Differences between rental expense and actual rental payments are recorded as deferred rent liabilities and are included in "Accrued expenses and other current liabilities" and "Deferred rent" in the consolidated statement of financial condition.

Subsequent Events

The Company evaluates events occurring after the date of the consolidated statement of financial condition for potential recognition or disclosure in its consolidated financial statements. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its consolidated financial statements.

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2015, consisted of the following:

Leasehold improvements	$ 2,404,822
Furniture and fixtures	834,751
Equipment	2,114,366
Capitalized software and web development	2,417,635
	7,771,574
Less: accumulated depreciation and amortization	(7,402,659)
Property and equipment, net	$ 368,915

NOTE 3. COMMITMENTS AND CONTINGENCIES

Leases

The Company has several non-cancelable operating leases for office facilities and licenses for software expiring periodically through 2017. Future minimum lease payments for the remaining terms of the leases and software licenses are as follows:

Year ending December 31:	Amount
2016	$ 824,751
2017	480,136
	$ 1,304,887

Minimum rentals are exclusive of lease provisions requiring adjustments for real estate taxes and other costs.

The Company sublets a portion of one of its offices on a month-to-month basis.

Litigation

The Company may become involved in legal actions and claims arising in the ordinary course of business. Therefore, conditions may exist as of the date the consolidated statement of financial condition is issued that may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. Management assesses such contingent liabilities, and such assessments inherently involve an exercise of judgment. In assessing loss contingencies related to legal proceedings, if any, that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statement. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

At December 31, 2015, management does not believe that there are any matters involving loss to the Company that require recognition and/or disclosure in the accompanying consolidated financial statement.

NOTE 4. MEMBERS' EQUITY

The Company has two classes of members' interests, Class A and Class B. Class B members do not have a capital interest in the Company or an interest in the profits of the Company other than guaranteed payments made at the discretion of the Class A members. Additionally, only the Class A members have voting rights. The Company had no Class B members during 2015.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had regulatory net capital of $3,543,591 which was $3,443,591 in excess of its required net capital of $100,000. At December 31, 2015, the Company's ratio of aggregate indebtedness to net capital was 0.21 to 1. The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2015.

NOTE 6. INDEMNIFICATION

The Company functions as an introducing broker that places and executes customer orders. The orders are then settled by an unrelated clearing organization that maintains custody of customers' securities and provides financing to customers. Through indemnification provisions in agreements with the Company's clearing broker, customer activities may expose the Company to off-balance-sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in a customer's margin accounts are not sufficient to fully cover that customer's obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures, as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

NOTE 7. SIGNIFICANT CONCENTRATIONS

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and receivables from clearing and other brokers. The Company maintains its cash and cash equivalent balances in several major financial institutions in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in the accounts, and management does not believe there is any significant credit risk with respect to cash. The Company's receivables represent amounts due from its clearing and other brokers. These receivables are primarily paid to the Company in the month following the month in which the amounts are earned.

NOTE 8. DEFINED CONTRIBUTION PLAN

The Company maintains a 401(k) profit-sharing plan covering substantially all of its eligible full-time employees. Employee contributions are voluntary and are subject to Internal Revenue Code limitations. Effective as of May 1, 2011, the Company eliminated the employer matching contribution to the 401(k) profit-sharing plan. The Company may also make a discretionary contribution to the profit-sharing plan. For the year ended December 31, 2015, the Company did not make a contribution to the profit-sharing plan.

DEMATTEO MONNESS LLC AND SUBSIDIARY
(A Limited Liability Company)

CONSOLIDATED
STATEMEMT OF FINANCIAL CONDITION

DECEMBER 31, 2015